

SECURITI᎐   04016180   ᎐SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 51820

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/03____ AND ENDING____12/31/03____
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ELECTRONIC GLOBAL SECURITIES, INC.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

545 FIFTH AVENUE, SUITE 709

(No. and Street)

NEW YORK	NEW YORK	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANDREW PAINE   (212) 286-1245
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARIDAD & CROWE

(Name – *if individual, state last, first, middle name*)

SEC MAIL PROCESSING
RECEIVED
FEB 2 7 2004
WASH. D.C.
188
SECTION

101 LARKSPUR LANDING CIRCLE, SUITE 311	LARKSPUR	CALIFORNIA	94939
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, _____ANDREW PAINE_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __ELECTRONIC GLOBAL SECURITIES, INC._____ , as of _____DECEMBER 31_____, 20 _03___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____   _____
Notary Public   Signature

                                          CHIEF FINANCIAL OFFICER
                                          _____
                                          Title

KEVIN P. MAHONEY
Notary Public, State of New York
No. 01MA6011950
Qualified in Nassau County
Commission Expires August 17, 20__

This report ** contains (check all applicable boxes):
- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) ~~A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~
  Independent auditors' supplemental report on internal accounting controls.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CONTENTS

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311
Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

INDEPENDENT AUDITOR'S REPORT

To the Shareholder
Electronic Global Securities, Inc.
San Francisco, California

We have audited the statement of financial condition of Electronic Global Securities, Inc. (a wholly-owned subsidiary of Electronic Global Holdings Limited), a California corporation as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Electronic Global Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 13 is presented for purposes of additional analysis and is not part of the basic financial statements. The additional information is required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

CERTIFIED PUBLIC ACCOUNTANTS

February 20, 2004

ELECTRONIC GLOBAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Electronic Global Holdings Limited)

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Cash and cash equivalents	$ 484,121
Due from clearing broker	52,719
Deposit with clearing broker (securities at market value)	151,489
Due from affiliate	59,995
Other receivables	3,276
Prepaid expenses	6,622
Deposits	47,957
Furniture and equipment, net of accumulated depreciation of $ 71,565	49,752
	$ 855,931

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable	$ 88,454
Accrued payroll	6,732
Due to clearing broker	271
Total liabilities	95,457

Stockholder's equity

Common stock, 100,000 shares authorized, 23, 000 shares issued and outstanding	75,000
Additional paid in capital	4,091,709
Deficit	(3,406,235)
	760,474
	$ 855,931

See notes to financial statements.

4

ELECTRONIC GLOBAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Electronic Global Holdings Limited)

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2003

REVENUES

Commissions income	$	948,998
Interest		1,963
		950,961

EXPENSES

Compensation	597,936
Communications and data processing	343,576
Clearing and execution costs	526,303
Professional fees	36,636
Depreciation	22,303
Occupancy	94,388
Regulatory fees	13,339
Other operating expenses	189,111
	1,823,592

LOSS BEFORE INCOME TAXES		872,631
INCOME TAXES		800
NET LOSS	$	873,431

ELECTRONIC GLOBAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Electronic Global Holdings Limited)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2003

| | Common Stock | | Additional Paid-in Capital | (Deficit) | Total |
	No.	Amount			
Balance, December 31, 2002	23,000	$ 75,000	$2,727,369	$(2,532,804)	$ 269,565
Additional paid in capital			1,364,340		1,364,340
Net loss		-		(873,431)	(873,431)
Balance, December 31, 2003	23,000	$ 75,000	$4,091,709	$(3,406,235)	$ 760,474

See notes to financial statements.

6

ELECTRONIC GLOBAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Electronic Global Holdings Limited)

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (873,431)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	22,303
Change in assets and liabilities:	
Decrease in due from clearing broker	69
(Increase) in deposit with clearing broker	(1,448)
(Increase) in due from affiliate	(59,995)
Decrease in employee advances	18,031
(Increase) in other receivables	(42,734)
(Increase) in prepaid expenses	(2,552)
(Increase) in other assets	(42,267)
Increase in accounts payable	65,302
Increase in accrued payroll	6,732
Net adjustments	(36,559)
Net cash used by operating activities	(909,990)
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash payments for purchase of equipment	(23,003)
Net cash used by investing activities	(23,003)
CASH FLOWS FROM FINANCING ACTIVITIES	
Additional paid in capital contributed	1,364,340
Net cash provided by financing activities	1,364,340
NET INCREASE IN CASH AND CASH EQUIVALENTS	431,347
CASH AND CASH EQUIVALENTS, beginning of year	52,774
CASH AND CASH EQUIVALENTS, end of year	$ 484,121

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:		
	Income taxes	$ 800
	Interest	$ 0

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2003

NOTE A – Summary of Significant Accounting Policies

Organizational Structure and Business Activity

Electronic Global Securities, Inc. (the Company), a California corporation, was incorporated in 1999, and is a wholly owned subsidiary of Electronic Global Holdings Limited, a foreign c orporation. T he C ompany was r egistered a s a b roker-dealer u nder t he S ecurities a nd Exchange Act of 1934 in February, 2000, and is also a member of the National Association of Securities Dealers. The Company engages in the brokerage of securities.

Accounting

These financial statements are prepared using the accrual method of accounting.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Furniture and Equipment

Equipment purchases greater than $500 are recorded at cost. Maintenance and repairs are expensed as incurred. Depreciation is computed using the accelerated method over the estimated useful life (5 to 7 years) of the asset.

Income Taxes

Deferred income taxes are provided for differences in timing or reporting income for financial statement and income tax purposes. The principal differences relate to differences in recognizing revenues and expenses (cash basis for tax purposes) and in depreciation methods.

Due from Affiliate

Due from affiliate represent advances to another wholly-owned subsidiary of Electronic Global Holdings Limited, the parent company.

NOTE A – Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Commissions are related to securities transactions and are recorded on a trade date basis.

Regulatory Requirements

The Company is exempt from the requirements of Rule 15c3-3 pursuant to the rules for broker-dealers who clear all customer transactions through another broker-dealer on a fully disclosed basis.

NOTE B – Concentrations of Credit Risk

The Company's revenues and related receivables are predominantly from securities firms.

NOTE C – Retirement Plan

The Company sponsors a 401(k) Plan so that employees may contribute a portion of their pretax income into a retirement fund. Matching employer contributions to the plan are discretionary. For the year ended December 31, 2003, the Company did not contribute to the 401(k) Plan to supplement employee contributions.

NOTE D – Lease Commitments

Operating Leases

Aggregate annual rentals for the Company's office in New York under a noncancellable operating lease with an original term in excess of one year is as follows:

2004	$ 61,500
2005	61,500
2006	30,800
	$ 153,800

Office rent expense of $94,388 for the year ended December 31, 2003 is included in occupancy in the statement of operations.

NOTE E – Economic Dependence

The Company incurred a net loss of $873,431 during the year ended December 31, 2003, and as of that date, has an accumulated deficit of $3,406,235. These factors, as well as the uncertain conditions that the Company faces relative to the success of it's operating plans create an uncertainty as to the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon the success of the plan and the continued contributions of paid-in capital by the parent company. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE F – Income Taxes

The Company has incurred significant operating losses since inception. Since the future tax benefit of the net operating loss is dependent upon the Company attaining future profitable operations, no deferred tax benefit has been provided for. The provision for income taxes of $800 consists of the California minimum tax currently payable.

The Company has net operating loss carryforwards for tax purposes as follows:

Federal	$ 419,255	Expires 2020
	1,029,349	Expires 2021
	1,054,841	Expires 2022
	841,881	Expires 2023
	$ 3,345,326	
California	$ 424,350	Expires 2010
	1,029,699	Expires 2013
	1,054,589	Expires 2013
	841,413	Expires 2013
	$ 3,350,051	

NOTE G – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2003, the Company's net capital is $594,623, which is $494,623, in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2003 was .16 to 1.0.

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

ADDITIONAL INFORMATION

ELECTRONIC GLOBAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Electronic Global Holdings Limited)

COMPUTATION OF NET CAPITAL

December 31, 2003

NET CAPITAL
    Stockholder's equity $ 760,474
    Less nonallowable assets:
      Due from clearing broker   (1,525)
      Due from affiliate   (59,995)
      Prepaid expenses   (6,622)
      Deposits   (47,957)
      Furniture and equipment, net   (49,752)

NET CAPITAL $ 594,623

AGGREGATE INDEBTEDNESS
    Items included in statement of financial condition
      Accounts payable $ 88,454
      Accrued payroll   6,732
      Due to clearing broker   271

                                         $ 95,457

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
    Minimum net capital requirement
    (6-2/3 % of aggregate indebtedness) $ 100,000

Net capital in excess of minimum requirement $ 494,623

Ratio of aggregate indebtedness to net capital   .16 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31)

Net capital, as reported in Company's
  Part II (unaudited) FOCUS report $ 594,623

Net capital as reported herein $ 594,623

Aggregate indebtedness as reported in Company's
  Part II (unaudited) FOCUS report $ 95,473

Rounding   (16)

Aggregate indebtedness, as reported herein $ 95,457

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311
Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

February 20, 2004

To the Stockholder
Electronic Global Securities, Inc.
San Francisco, California

We have audited the financial statements of Electronic Global Securities, Inc. (a wholly-owned subsidiary of Electronic Global Holdings Limited), for the year ended December 31, 2003, and have issued our report thereon dated February 20, 2004. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary to express an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Electronic Global Securities, Inc., that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Since the Company does not maintain customer accounts and does not handle securities, we have not made a study of the practices and procedures (including tests of compliance with such practices and procedures) relevant to the objectives stated in rule 17a-5(g) for (1) making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

12

To the Stockholder
Electronic Global Securities, Inc.
February 20, 2004
Page Two

management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures m ay b ecome inadequate because of changes in c onditions or that the degree of compliance with procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Electronic Global Securities, Inc., taken as a whole. Our study and evaluation disclosed no condition that we believed to be of material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives and nothing came to our attention that would indicate the Company had not complied with the condition of its exception under rule 15c3-3 during the year then ended.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

CERTIFIED PUBLIC ACCOUNTANTS